Exhibit 99.12

PRESS RELEASE

Belgium: TotalEnergies and Holcim inaugurate Europe’s largest floating solar power plant dedicated to self-consumption

Paris/Obourg, March 20, 2026 – TotalEnergies and Holcim, a leading player in sustainable construction, inaugurated today in Belgium a floating solar power plant with a capacity of 31 MW, located in Obourg on a former chalk quarry site that has been rehabilitated into a lake.

The solar power plant produces 30 GWh per year of renewable electricity, which is self-consumed by Holcim’s industrial facilities, making it the largest floating solar power plant in Europe dedicated to self-consumption. To maximize landscape integration, more than 700 meters of horizontal directional drilling were carried out to connect the panels to the electrical substation.

“We are delighted to inaugurate this floating solar power plant, which demonstrates TotalEnergies’ teams’ ability to innovate to meet the needs of our partner Holcim, whom we support along with other industrial customers in their efforts to decarbonize their operations,” said Olivier Greiner, Managing Director Retail Power & Gas Belgium at TotalEnergies.

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About Holcim

As a global leader in innovative and sustainable construction solutions, Holcim promotes the development of more sustainable cities, smarter infrastructure, and improved living standards worldwide. With sustainability at the heart of its strategy, Holcim is becoming a carbon-neutral company and advocates for more circular construction by using fewer resources. Globally, Holcim employs 45,000 people; Holcim Belgium has 985 employees across 26 sites. All are driven by a shared commitment to making progress for people and the planet across four business segments: Cement, Ready-Mix Concrete, Aggregates, and Dry Mortars.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the beginning of 2026, TotalEnergies has more than 34 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).